Exhibit 107

Calculation of Filing Fee Table

SCHEDULE TO
(Rule 14d-100)

CHEMBIO DIAGNOSTICS, INC.
(Name of Subject Company (Issuer))

PROJECT MERCI MERGER SUB, INC.
(Offeror)
An Wholly-Owned Indirect Subsidiary of

BIOSYNEX SA
(Parent of Offeror)
(Name of Filing Persons (identifying status as offeror, issuer or other person)

Table 1 – Transaction Valuation

	Transaction Valuation*	Fee Rate	Amount of Filing Fee**

Fees to Be Paid	$18,879,210.00	0.0001102	$2,080.49

Fees Previously Paid	—		—

Total Transaction Valuation	$18,879,210.00

Total Fees Due for Filing			$2,080.49

Total Fees Previously Paid			—

Total Fee Offsets			—

Net Fee Due			$2,080.49

*
Estimated for purposes of calculating the filing fee only. Pursuant to Rule 0-11, the transaction valuation was calculated as the product of (a) 41,953,800, the number of shares of common stock, par value $0.001 per share (“Shares”), of Chembio Diagnostics, Inc. (“Chembio”) estimated to be outstanding immediately prior to the consummation of the offer and the merger (which includes 36,725,858 outstanding Shares, 3,657,163 Shares that may become outstanding as a result of the exercise of outstanding options, and 1,570,779 Shares that may become outstanding as a result of vesting and settlement of restricted stock units) and (b) $0.45, the offer price for the Shares. The calculation of the filing fee is based on information provided by Chembio as of February 8, 2023.

**
The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2023, issued August 26, 2022 and effective on October 1, 2022, by multiplying the transaction valuation by 0.0001102.